Mail Stop 0407


      May 2, 2005


Gary Labrozzi
President
Brandmakers, Inc.
721 Crandon Blvd.
Suite 308
Key Biscayne, Florida  33149

	RE:  	Brandmakers, Inc.
      Preliminary Schedule 14C
      Filed on April 21, 2005
      File No. 0-28184

Dear Mr. Labrozzi:

	As we indicated in our prior letter, we have limited our review of your information statement to consideration of your disclosure concerning your delinquency in periodic reporting and related matters, and we have the following comments. Please revise your information statement to comply with these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.


1. Please disclose in your information statement that, on April
27,
2005, the Commission initiated public administrative proceedings to revoke the registration of your common stock due to your failure to file the required periodic reports and that, following a future hearing, an administrative law judge will determine whether to revoke the registration or, alternatively, to suspend the registration for a period not exceeding twelve months.


2. In addition, disclose that the Commission announced the temporary suspension of trading in your common stock (trading symbol BMKS) beginning at 9:30 a.m. EDT on April 27, 2005, and terminating at 11:59 p.m. EDT on May 10, 2005.

3. To the extent that the revocation proceeding and trading suspension affect the plans or actions you have outlined in the information statement--concerning stock purchase agreements, creditor arrangements or otherwise, please revise your disclosure to reflect the effect.

4. Please file your revised preliminary Schedule 14C that is responsive to our comments on EDGAR using the submission tag
"PRER14C" for preliminary revised materials, and not "PRE14C."


*	*	*	*

	Where appropriate, please revise your filing in response to these comments. You may wish to provide us with marked copies of any revision to expedite our review. Please furnish a cover letter with your revised preliminary information statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your filing and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Please contact Cheryl Grant, Staff Attorney, at (202) 551-
3359,
or me, at (202) 551-3833, with any questions.


					Sincerely,



					Michele Anderson
					Legal Branch Chief
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Mr. Labrozzi
Brandmakers, Inc.
May 2, 2005
Page 2